NEWS RELEASE

Canada Jetlines Ltd. Announces Adoption of Advance Notice By-Law

March 13, 2017	(TSXV: JET)

Canada Jetlines Ltd. (TSXV: JET) (the "Company" or "Jetlines") today announced that its board of directors has approved an amendment to its by-laws by adding an advance notice provision regarding the nomination of directors (the "Advance Notice By-Law"). The purpose of the Advance Notice By-Law is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice By-Law is the framework by which the Company seeks to fix a deadline by which registered or beneficial holders of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice By-Law.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

At the Company's next annual general meeting of shareholders, the Company will seek shareholder approval to confirm and ratify the amendment of the by-laws of the Company to include the provisions of the Advance Notice By-Law. A copy of the Company's amended by-laws will be filed under the Company's profile on SEDAR at www.sedar.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Executive Chairman

For Investor Relations please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetlines.ca

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